Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006

Earnings:
Income (loss) from continuing operations	$(38,163)	$(43,184)	$29,067	$29,376	$9,117
Continuing operations:
Equity in (earnings) losses of unconsolidated joint ventures	(555)	27,801	1,445	3,588	(140)
Distributions from unconsolidated joint ventures	900	500	5,675	—	—
Interest expense and amortization of deferred financing fees	70,830	76,539	83,176	77,463	54,702
Interest portion of rental expense	3,218	3,226	3,235	3,241	3,052
Discontinued operations:
Interest expense and amortization of deferred financing fees	17,172	22,698	18,618	25,791	31,877
Interest portion of rental expense	133	163	165	169	899
Total earnings	$53,535	$87,743	$141,381	$139,628	$99,507

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$70,830	$76,539	$83,176	$77,463	$54,702
Interest portion of rental expense	3,218	3,226	3,235	3,241	3,052
Preferred dividends	20,652	20,749	20,884	20,795	19,616
Discontinued operations:
Interest expense and amortization of deferred financing fees	17,172	22,698	18,618	25,791	31,877
Interest portion of rental expense	133	163	165	169	899
Total combined fixed charges and preferred stock dividends	$112,005	$123,375	$126,078	$127,459	$110,146

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	1.12	1.10	—

Deficiency of earnings to combined fixed charges and preferred stock dividends	$(58,470)	$(35,632)	$—	$—	$(10,639)